SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 13, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November, 2013, entitled “Syneron Reports Third Quarter 2013 Results.”

The GAAP financial statement tables included in the press release (pages 7-10 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 13, 2013

Syneron Reports Third Quarter 2013 Results

Total Revenue of $62.7 Million; Non-GAAP EPS of $0.04

Yokneam, Israel, November 13, 2013 –Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced financial results for the three month and nine month periods ended September 30, 2013.

Third Quarter 2013 and Recent Highlights Include:

•	Total revenue of $62.7 million, up 4% y/y
•	PAD1 segment revenue of $54.6 million, up 3% y/y
•	EBU2 segment revenue of $8.1 million, up 17% y/y
•	Non-GAAP gross margin of 53.1%, down from 55.3% in 3Q12 and up from 50.7% in 2Q13
•	PAD segment non-GAAP operating margin of 6.7%, down from 9.1% in 3Q12
•	Completed UltraShape clinical trial and submitted 510(k) application to FDA
•	Signed global joint venture with Unilever for home beauty devices

Dr. Shimon Eckhouse, Chief Executive Officer of Syneron, commented, “During the third quarter we continued to execute on our strategy to drive growth of our higher margin products in North America, with a particular focus on the non-core segment of the market. We are successfully expanding our sales team under new management and are off to a good start, including double-digit growth from the Syneron product line in North America. We achieved this progress during the first full quarter of operations that included the reduction in work force that we executed during the second quarter. As a result, operating expenses were lower compared to the prior year despite our investments in the sales force and revenue growth.

“We are excited by two positive recent developments for our body shaping product portfolio. In September, we received FDA clearance and CE Mark for VelaShape III, our new non-invasive body shaping platform. The market has reacted positively to its new features and increased power, which allow it to achieve robust results after a single treatment. We expect to begin ramping sales of VelaShape III during the fourth quarter. In the past month, we announced the successful completion of our UltraShape clinical trial, which exceeded the endpoints agreed on with the FDA, and subsequently submitted our application to the FDA for potential clearance in the first half of 2014. If cleared by the FDA, we expect UltraShape will be a significant addition to our body shaping product offering.”

Dr. Eckhouse concluded, “Last week, our Syneron Beauty subsidiary agreed to enter a transformational joint venture with Unilever in the home beauty device market. The combined company is well positioned to leverage Syneron’s expertise in aesthetic device technology and Unilever’s global product and consumer experience to become a leader in this growing market.

We are very pleased with this transaction as it allows us to benefit from the growth potential of joint venture in the robust home beauty market, while eliminating the financial demands of building a consumer business. As a result, we will now focus on driving growth of our professional aesthetic device business, building the elure business in Asia, and improving our overall profitability.”

1 PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.
2 EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

Revenue: Third quarter 2013 revenue was $62.7 million, up 4% compared to $60.1 million in the third quarter 2012. The increase was the result of higher PAD segment revenue in North America, Asia-Pacific, China and Latin America, along with growth in the EBU segment, partially offset by lower PAD segment revenue in Europe and Japan. Third quarter 2013 revenue was negatively impacted by $1.1 million due to the devaluation of the Japanese Yen against the U.S. dollar compared to the third quarter 2012.

PAD segment revenue was $54.6 million, up 3% compared to $53.2 million in the third quarter 2012. EBU segment revenue was $8.1 million, up 17% compared to $6.9 million in the third quarter 2012.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2013:

Gross Margin for the third quarter 2013 was 53.1%, compared to 55.3% in third quarter 2012, primarily due to product and sales channel mix in the PAD segment, along with product mix and higher production costs in the EBU segment. Gross margin for the third quarter 2013 increased sequentially from 50.7% in the second quarter 2013.

Operating Income for the third quarter 2013 was $2.1 million, up 22% compared to $1.7 million in third quarter 2012, representing an operating margin of 3.3% of revenue in the third quarter 2013, compared to 2.8% in the third quarter 2012.

Net Income and Earnings Per Share in the third quarter 2013 was $1.5 million, or $0.04 per share, compared to net income of $1.0 million, or $0.03 per share, in the third quarter 2012.

Net income and earnings per share for the third quarter 2013 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $1.7 million
-	Stock-based compensation of $1.0 million
-	Other non-recurring costs of $0.5 million
-	Income tax adjustment of $0.4 million

GAAP Financial Highlights for the Third Quarter Ended September 30, 2013:

Gross Margin for the third quarter 2013 was 50.9%, compared to 53.2% in third quarter 2012, primarily due to product and sales channel mix in the PAD segment, along with product mix and higher production costs in the EBU segment. Gross margin for the third quarter 2013 increased sequentially from 48.3% in the second quarter 2013.

Operating Loss for the third quarter 2013 was $1.1 million, compared to $2.1 million in third quarter 2012.

Net Loss for the third quarter 2013 was $1.3 million, compared to $2.3 million in third quarter 2012.

Loss Per Share for the third quarter 2013 was $0.04, compared to $0.06 in the third quarter 2012.

Cash Position: As of September 30, 2013, the Company’s cash and investments portfolio was $110.3 million.

Hugo Goldman, Chief Financial Officer of Syneron, said, “Our third quarter results reflect cost reduction and efficiency initiatives that we implemented in the second quarter. These initiatives contributed to a year-over-year and sequential decline in operating expenses even though we continued to invest in expanding our sales force in North America. We ended the quarter with $110.3 million in cash and investments, and with the anticipated closing of our joint venture with Unilever, we expect our professional business going forward to be cash flow positive from operations. After the close of the third quarter we reached a settlement with the Israeli tax authorities which resulted in the conclusion of our Israeli tax audits for the years 2007-2011. As part of this settlement, we agreed to pay approximately $4 million which will allow us to free up "trapped profits". The positive effect of this settlement on the fourth quarter will be reflected in our 2013 year-end financial statements.”

Unaudited Non-GAAP segments results for the three months ended September 30, 2013 and 2012 (in thousands):

Syneron Medical Ltd.
Unaudited Non-GAAP Condensed Consolidated Statements of Income (Loss)
(in thousands)

	For the three-months ended
	September 30,	% of	September 30,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$54,582	87.1%	$53,223	88.5%	2.6%
EBU	8,082	12.9%	6,909	11.5%	17.0%

Total revenues	$62,664	100.0%	$60,132	100.0%	4.2%

Operating income (loss)

PAD	$3,681	6.7%	$4,866	9.1%	(24.4)%
EBU	(1,617)	(20.0)%	(3,169)	(45.9)%	49.0%

Total operating income	$2,064	3.3%	$1,697	2.8%	21.6%

Unaudited GAAP segments results for the three months ended September 30, 2013 and 2012 (in thousands):

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands)

	For the three-months ended
	September 30,	% of	September 30,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$54,582	87.1%	$53,223	88.5%	2.6%
EBU	8,082	12.9%	6,909	11.5%	17.0%

Total revenues	$62,664	100.0%	$60,132	100.0%	4.2%

Operating income (loss)

PAD	$1,204	2.2%	$1,424	2.7%	(15.4)%
EBU	(2,330)	(28.8)%	(3,568)	(51.6)%	34.7%

Total operating loss	$(1,126)	(1.8)%	$(2,144)	(3.6)%	47.5%

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the three-months ended
	September 30, 2013			September 30, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating income (loss)	$(2,330)	$1,204	$(1,126)	$(3,568)	$1,424	$(2,144)

Stock-based compensation	103	876	979	115	779	894
Amortization of intangible assets	398	1,274	1,672	312	1,674	1,986
Other non-recurring items	212	327	539	(28)	989	961

Non-GAAP operating income (loss)	$(1,617)	$3,681	$2,064	$(3,169)	$4,866	$1,697

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the nine-months ended
	September 30, 2013			September 30, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating income (loss)	$(9,285)	$923	$(8,362)	$(13,018)	$6,947	$(6,071)

Stock-based compensation	293	3,012	3,305	220	3,145	3,365
Amortization of intangible assets	1,168	4,201	5,369	1,016	4,854	5,870
Other non-recurring items	1,035	2,699	3,734	839	1,496	2,335

Non-GAAP operating income (loss)	$(6,789)	$10,835	$4,046	$(10,943)	$16,442	$5,499

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude expenses related to stock-based compensation, amortization of intangible assets, one-time severance, other non-recurring items such as costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and income tax adjustment, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its third quarter 2013 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q3 2013 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 78126203.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. Forward-looking statements in this press release include the anticipated timetable for completion of clinical trials for UltraShape and elure™;the success of our cost reduction initiatives to be reflected in our second half results and the expectation that EBU losses will narrow and that we will reach breakeven operating results by the end of 2013. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Revenues	$62,664	$60,132	$192,633	$190,862
Cost of revenues	30,751	28,151	95,122	90,468

Gross profit	31,913	31,981	97,511	100,394

Operating expenses:
Sales and marketing	19,260	18,768	61,439	59,111
General and administrative	6,445	8,235	20,608	25,487
Research and development	7,007	7,206	22,956	21,630
Other expenses (income)	327	(84)	870	237

Total operating expenses	33,039	34,125	105,873	106,465

Operating loss	(1,126)	(2,144)	(8,362)	(6,071)

Financial Income (expenses), net	77	378	(298)	976

Loss before taxes on income (tax benefit)	(1,049)	(1,766)	(8,660)	(5,095)

Taxes on income (tax benefit)	227	526	(493)	2,197

Loss before non-controlling interest	(1,276)	(2,292)	(8,167)	(7,292)

Net loss attributable to non-controlling interest	-	-	100	776

Loss attributable to Syneron shareholders	$(1,276)	$(2,292)	$(8,067)	$(6,516)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.04)	$(0.06)	$(0.23)	$(0.20)
Net loss attributable to non-controlling interest	-	-	-	0.02
Net loss attributable to Syneron shareholders	$(0.04)	$(0.06)	$(0.23)	$(0.18)

Weighted average shares outstanding:
Basic and Diluted	36,064	35,508	35,826	35,437

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	December 31,
	2013	2012(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$30,743	$66,359
Short-term bank deposits	15,010	20,520
Available-for-sale marketable securities	35,298	41,136
Trade receivable, net	56,826	50,023
Other accounts receivables and prepaid expenses	13,353	12,563
Inventories	46,116	36,862

Total current assets	197,346	227,463

Long-term assets:
Severance pay fund	617	600
Long-term deposits and others	2,006	1,879
Long-term available-for-sale marketable securities	29,288	7,966
Investment in affiliated company	1,000	1,000
Property and equipment, net	7,182	6,148
Intangible assets, net	25,072	30,433
Goodwill	25,219	25,219
Deferred taxes	17,697	18,390

Total long-term assets	108,081	91,635

Total assets	$305,427	$319,098

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$21,126	$19,926
Deferred revenues	12,594	11,986
Other accounts payable and accrued expenses	38,158	49,889

Total current liabilities	71,878	81,801

Long-term liabilities:
Contingent consideration liability	7,557	6,750
Deferred revenues	3,428	3,924
Warranty accruals	705	708
Accrued severance pay	699	691
Deferred taxes	2,486	3,095

Total long-term liabilities	14,875	15,168

Stockholders' equity:	218,674	222,129

Total liabilities and stockholders' equity	$305,427	$319,098

(*) Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the nine-months ended
	September 30,	September 30,
	2013	2012
Cash flows from operating activities:
Net loss before non-controlling interest	$(8,167)	$(7,292)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	3,305	3,365
Depreciation and amortization	7,882	7,937
Impairments of intangible assets	-	780
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	812	(337)
Revaluation of contingent liability	807	(580)
Changes in operating assets and liabilities
Trade receivable, net	(7,068)	(5,349)
Inventories	(10,078)	(11,940)
Other accounts receivables	(875)	262
Deferred taxes	83	1,430
Accounts payable	1,333	(2,466)
Deferred revenue	344	160
Accrued warranty accruals	(131)	19
Other accrued liabilities	(6,464)	(5,797)

Net cash used in operating activities	(18,217)	(19,790)

Cash flows from investing activities:
Purchases of property and equipment	(2,930)	(1,125)
Proceeds from the sale or maturity of marketable securities	34,178	49,869
Purchase of marketable securities	(50,510)	(25,549)
Proceeds from short-term bank deposits, net	5,513	2,906
Investments in affiliated company	-	(1,000)
Net cash paid in acquisition of subsidiaries	-	(15,050)
Other investing activities	(118)	(112)

Net cash provided by (used in) investing activities	(13,867)	9,939

Cash flows from financing activities:
Short term bank credit, net	-	(1,082)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(5,156)	(7,200)
Proceeds from exercise of stock options	3,121	1,366

Net cash used in financing activities	(2,035)	(6,916)

Effect of exchange rates on cash and cash equivalents	(1,497)	(91)

Net decrease in cash and cash equivalents	(35,616)	(16,858)

Cash and cash equivalents at beginning of period	66,359	62,319

Cash and cash equivalents at end of period	$30,743	$45,461

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

GAAP operating loss	$(1,126)	$(2,144)	$(8,362)	$(6,071)

Stock-based compensation	979	894	3,305	3,365
Amortization of intangible assets	1,672	1,986	5,369	5,870
Other non-recurring items	539	961	3,734	2,335

Non-GAAP operating income	$2,064	$1,697	$4,046	$5,499

GAAP net Loss attributable to Syneron shareholders	$(1,276)	$(2,292)	$(8,067)	$(6,516)

Stock-based compensation	979	894	3,305	3,365
Amortization of intangible assets	1,672	1,986	5,369	5,870
Other non-recurring items	539	961	3,734	2,335
Income tax adjustments	(393)	(538)	(1,498)	(1,636)

Non-GAAP net Income attributable to Syneron shareholders	$1,521	$1,011	$2,843	$3,418

Income (Loss) per share:

Basic
GAAP net Loss per share attributable to Syneron shareholders	$(0.04)	$(0.06)	$(0.23)	$(0.18)

Stock-based compensation	0.03	0.03	0.09	0.09
Amortization of intangible assets	0.05	0.06	0.15	0.17
Other non-recurring items	0.01	0.03	0.10	0.07
Income tax adjustments	(0.01)	(0.02)	(0.04)	(0.05)

Non-GAAP net Income per share attributable to Syneron shareholders	$0.04	$0.03	$0.08	$0.10

Diluted
GAAP net Loss attributable to Syneron shareholders	$(0.04)	$(0.06)	$(0.22)	$(0.18)

Stock-based compensation	0.03	0.02	0.09	0.09
Amortization of intangible assets	0.05	0.06	0.15	0.16
Other non-recurring items	0.01	0.03	0.10	0.07
Income tax adjustments	(0.01)	(0.01)	(0.04)	(0.05)

Non-GAAP net Income per share attributable to Syneron shareholders	$0.04	$0.03	$0.08	$0.10

Weighted average shares outstanding:

Basic	36,064	35,508	35,826	35,437

Diluted	36,196	35,875	36,058	35,866